WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04045252

September 29, 2004

RECEIVED
2004 OCT -1 P 12:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961) (the "Company"), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of two (2) announcements released to the London Stock Exchange on September 27, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dlw 10/4

PROCESSED
OCT 04 2004
THOMSON
FINANCIAL

Issued: 27 September 2004

Redemption of B Shares

The Company has today redeemed 16,454,305 B Shares at a price of 70 pence per share.

Following the redemption of these shares, 104,790,458 B Shares remain in issue.

For further information, please contact:

Helen Baker Tel. 020 7268 2867

Issued: 27 September 2004

Directors' Interests – Redemption of B Shares

The following directors have today redeemed B Shares at a price of 70 pence per share:

Name	Number of B Shares Redeemed	Number of B Shares held Following Notification
Alison Reed	1,069	0
Maurice Helfgott	921	0

For further information, please contact:

Helen Baker Tel. 020 7268 2867